Exhibit 99.2

Summary of Certain Material Terms of the Amended and Restated Asset Purchase Agreement
Among Nova Measuring Instruments Ltd., HyperNex, Inc. and its Shareholders

On August 8, 2006, Nova Measuring Instruments, Ltd. (“Nova”) entered into an Amended and Restated Asset Purchase Agreement (the “Restated Agreement”) with HyperNex, Inc. (“HyperNex”) and its shareholders providing for Nova’s acquisition of substantially all the assets of HyperNex and Nova’s assumption of certain specified liabilities, including certain liabilities accruing after the closing relating to contracts assumed by Nova. The Restated Agreement replaced and superseded the Asset Purchase Agreement dated April 24, 2006 among the same parties.

Under the terms of the Restated Agreement, at the closing of the transaction contemplated by the Restated Agreement, Nova issued 1.6 million ordinary shares as follows: 1,208,000 ordinary shares to HyperNex and 392,000 ordinary shares to HyperNex employees. The Restated Agreement also provides that the recipients of Nova’s ordinary shares with certain limited piggy-back registration rights with respect to the Nova ordinary shares they receive. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Restated Agreement.

Pursuant to the Restated Agreement, in connection with the closing, each HyperNex employee who received shares entered into a restricted stock agreement with respect to the Nova ordinary shares received and to be received by the employee, an employment agreement and a non-compete agreement. In addition, so long as either HyperNex or its shareholders own at least 7.1% of Nova’s outstanding capital stock, they will be entitled to appoint an observer to Nova’s Board of Directors.

The Restated Agreement contains customary representations, warranties and covenants and generally provides that the parties’ shall have no liability for breaches of the representations and warranties, other than in the case of (i) breaches of certain representations and warranties relating with respect to HyperNex to due authorization, title to the assets sold and taxation matters and with respect to Nova, to corporate status and authority and (ii) certain knowing breaches in which cases the liability will be limited to 100% of the stock issued or its monetary value at closing. Under certain circumstances, a party’s liability for a knowing breach of a representation or a warranty may also be unlimited.

Except for its status as a contractual document between the parties with respect to the transactions described therein, the Restated Agreement is not intended to provide factual information about the parties. The representations and warranties contained in the Restated Agreement were made only for the purposes of the Restated Agreement and as of specific dates, were solely for the benefit of the parties to the Restated Agreement, and may be subject to limitations agreed to by the parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the Restated Agreement instead of establishing matters set forth in the representations and warranties as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, they should not be relied upon by investors or any other person not a party to the Restated Agreement as statements of factual information.